UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Copeland, Jr., Darryl W.
   54 Petty Road
   Cranbury, NJ  08512
2. Issuer Name and Ticker or Trading Symbol
   Brookdale Living Communities, Inc. (BLCI)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   06/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Executive Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  06/19/98    M        35,000        A  $11.5000                    D  Direct
Common Stock                                  06/19/98    S        10,000        D  $27.2500                    D  Direct
Common Stock                                  06/22/98    S        10,000        D  $26.2500                    D  Direct
Common Stock                                  06/23/98    S        2,000         D  $26.0000                    D  Direct
Common Stock                                  06/24/98    S        3,000         D  $25.5833                    D  Direct
Common Stock                                  06/26/98    S        2,500         D  $26.0000                    D  Direct
Common Stock                                  06/29/98    S        1,000         D  $26.1250                    D  Direct
Common Stock                                  06/30/98    S        6,500         D  $25.9327     12,000         D  Direct
Common Stock                                  05/07/97    J (1)    100,000       A                              I  by Corporation
Common Stock                                  05/07/97    J (2)    25,000        A               125,000        I  by Corporation

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Non-Qualified Stock Option     $11.5000        06/19/98       M                          35,000                        05/07/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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
Non-Qualified Stock Option     06/19/98  Common Stock                   35,000                    -35,000       D   Direct
(right to buy)

Explanation of Responses:

(1)
100,000 shares of Common Stock currently held by The Prime Group, Inc. and subject to an option to purchase held by Darryl W.
Copeland, Jr. pursuant to a  stock option agreement bertween The Prime Group, Inc. and Darryl W.  Copeland, Jr.
(2)
25,000 shares of Common Stock currently held by The Prime Group, Inc. and Prime Group VI, L.P. pursuant to a stock option purchase agreement between The Prime Group, Inc., Prime Group VI, L.P. and Darryl W. Copeland, Jr.

SIGNATURE OF REPORTING PERSON
/S/ Darryl W. Copeland, Jr.
DATE